December 15, 2006

VIA FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Re:	Form 10-K for Fiscal Year Ended December 31, 2005 (the “10-K”) of Antigenics Inc. (the “Company”)

Dear Mr. Rosenberg:

This letter responds to the comments from the Staff of the Securities and Exchange Commission (the “Commission”), dated November 3, 2006, regarding the above-referenced 10-K. We have repeated the text of the comments by number and in bold. Where requested to provide disclosure-type language, we have underlined the changes to our December 31, 2005 disclosures that we would propose to make in future filings based on the facts at the time.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and Estimates

Research and Development, page 68

1. You disclose how you determine your accruals for research and development expenses and you indicate that you subsequently adjust your accruals as you become aware of actual costs. You also indicate that these adjustments could be material. Please provide us, in a disclosure-type format, a revised discussion that quantifies:

•	the effect that changes in estimates have had on the financial statements for each period presented; and

•	the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

Research and Development – Clinical Study Accruals

Research and development costs are expensed as incurred and were $47,080,000, $41,718,000, and $46,264,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Research and development expenses include the costs associated with our internal research and development activities, including salaries and benefits, occupancy costs, clinical manufacturing costs, related administrative costs, and research and development conducted for us by outside advisors, such as sponsored university-based research partners, and clinical study partners. We account for our clinical study costs by estimating the total cost to treat a patient in each clinical trial and recognizing this cost based on estimates of when the patient receives treatment, beginning when the patient enrolls in the trial. This estimated cost includes patient-related costs, including laboratory costs, related to the conduct of the trial. Cost per patient varies based on the type of clinical trial, the site of the clinical trial and length of treatment period. As we become aware of the actual study costs, we adjust our accrual; such a change in estimate may be a material change in our clinical study accrual, which could also materially affect our results of operations. There were no changes to our estimates during the year ended December 31, 2005. During the year ended December 31, 2004, two of our phase 3 trials were closed to enrollment and an analysis of the assumptions used in our clinical study accruals, primarily the number of patients in the study as well as the estimated length of the study, resulted in a reduction in our accruals in the amount of $401,000. During the year ended December 31, 2003, we reviewed our budgeted per patient costs which resulted in a reduction of our clinical study accrual in the amount of $203,000. Clinical study costs included in accrued liabilities on our consolidated balance sheets were $2,608,000 and $3,219,000 at December 31, 2005 and 2004, respectively. Clinical study costs that are subject to estimation and included in research and development expenses were $1,909,000, $3,534,000 and $5,291,000 for the years ended December 31, 2005, 2004, and 2003, respectively. We believe the effects of reasonably likely changes in the key assumptions underlying the clinical study cost estimates would not likely have a material effect on the consolidated financial statements.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 15: Debt, page 100

2. You disclose that the conversion price is subject to adjustment and that notes surrendered for conversion in connection with certain fundamental changes may in certain circumstances be entitled to an increase in the conversion rate of the notes. You also disclose that you are obligated to keep effective a shelf registration statement for the shares underlying the conversion of your notes. It appears from your January 25, 2005 indenture agreement that the fundamental changes include a change of control and the termination of trading; both events that appear to be outside of your control. Please explain to us why you apparently have not bifurcated the embedded conversion feature under EITF 00-19. In your response please address all the requirements of paragraphs 12 through 32 of that consensus. In addition, please provide us, in a disclosure-type format, revised disclosure that clearly indicates:

•	how the initial conversion rate of $10.76 can be adjusted;

•	the nature of the fundamental changes outlined in your indenture agreement;

•	the circumstances that could increase the conversion rate of the notes when a fundamental change exists; and

•	your consideration for the separate derivative accounting for the conversion feature of the notes.

Our Consideration of the Guidance in Paragraphs 12-32 of EITF 00-19:

We reviewed Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), to determine whether the notes issued by us contain embedded derivative features that require bifurcation and separate accounting as derivatives.

In accordance with paragraph 199 of SFAS No. 133, the conversion feature is essentially a call option on our stock. Under the provisions of SFAS No. 133, our accounting depends on whether a separate instrument with the same terms as the embedded written option would be a derivative instrument pursuant to paragraphs 6–11 of SFAS No. 133. Paragraph 11(a) of SFAS No. 133 states that if the contract is both (1) indexed to a company’s own stock and (2) classified in stockholders’ equity, then it will not be considered an embedded derivative that requires bifurcation under SFAS No. 133. EITF Issue No. 01-6, The Meaning of “Indexed to a Company’s Own Stock” (“EITF 01-6”), provides guidance on the meaning of “indexed to a company’s own stock” and applies to instruments for which “settlement is based on changes in the issuing company’s stock price and one or more defined contingencies provided that once the contingencies have occurred, the instrument’s settlement amount is based solely on the issuing company’s stock.” Instruments within the scope of EITF 01-6 are considered indexed to a company’s own stock within the meaning of EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), and paragraph 11(a) of SFAS No. 133 provided that (1) the contingency provisions are not based on an observable market, other than the market for the issuer’s stock (if applicable), or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. In this case, it appears that the settlement of the conversion feature is based on our stock price and other defined contingencies. Therefore, it appears that EITF 01-6 applies, and the option would be considered to be indexed to our own stock. EITF 00-19 provides guidance on determining if the contract should be classified as equity.

We considered the conversion feature in light of the guidance under paragraphs 12 - 32 of EITF 00-19 in determining whether or not the feature would be classified in equity if it were freestanding as follows:

EITF 00-19 Paragraph	00-19 Paragraph	Our Analysis
12	An instrument that includes any provision that could require net-cash settlement cannot be accounted for as equity (except in those limited circumstances in which holders of the underlying shares also would receive cash-e.g., liquidation).	No such net-cash settlement provisions are included in the agreement. We have the option to settle the conversion premium in either cash or

	For SEC registrants, any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company's shares cannot be accounted for as permanent equity (temporary equity classification is required).	shares. We believe this condition is satisfied.

13-18	In order to be equity classified, an instrument must permit the company to settle in unregistered shares. Related considerations: 1) the contract permits a company to net-share settle by delivery of unregistered shares, 2) if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares and the instruments fails equity classification, 3) if a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract, and 4) if an instrument involves delivery of shares at settlement that are registered at inception of the transaction and there are no further timely filing or registration requirements, share delivery is within the control of the company.	Section 2.17 of the Indenture states that each Global Security (i.e., the securities issued) are to bear the Private Placement Legend. Upon conversion of such securities bearing this legend, the Common Stock issued upon conversion is also to bear this legend (i.e., if the note bears the legend, the Common Stock must also bear the legend). This legend explicitly states that neither the Global Security nor the Common Stock have been registered under the Securities Act of 1933. See discussion below of the liquidated damages provisions.

19	The company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company and asset or liability classification is required.

Per section 10.05 of the Indenture, we are required to reserve sufficient authorized and unissued shares to cover the number of shares issuable under all contracts that require issuance of stock. We have sufficient authorized and unissued shares to cover the number of shares issuable under all contracts that require issuance of stock.

We have 54.4 million shares authorized and unissued as of December 31, 2005. The maximum number of shares that may need to be issued upon the occurrence of a make-whole fundamental change is approximately 1.98 million shares. This is derived as follows for illustrative purposes only:

Initial conversion rate - 92.9023 shares

Maximum additional shares when the stock price is $8.97 per share

Make-whole conversion rate per $1,000 principal amount - 39.53 shares

Multiply by total number of convertible notes issued - 50,000

Total conversion value in shares 6,621,615

Multiply by applicable share price $10.7640

Total conversion value $71,275,000

Less: Principal amount to be settled in cash only $50,000,000

Conversion premium $21,275,000

Divide by applicable share price $10.7640

Maximum shares represented by make-whole premium 1,976,500

We are not currently aware of any other commitments that would require the issuance of the Company’s authorized and unissued shares, except for approximately 8.1 million shares issuable upon the exercise of outstanding stock options and warrants, conversion of our preferred stock and those that will be issued in accordance with our Directors Deferred Compensation Plan.

20-24	An instrument must contain an explicit limit on the number of shares to be delivered in a share settlement. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares to determine if net-share settlement is within the control of the company.	Pages 2 and A-6 of the Indenture state that each $1,000 principal amount of securities is convertible into 92.9023 shares. Therefore, a cap is inherent in the conversion formula.

25	An instrument must not require cash payment to the counterparty in the event the company fails to make timely filings with the SEC, as this is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.	There are no explicit references in the Indenture to additional cash payments required if we fail to make timely filings with the SEC. Page 88 of the Offering Memorandum indicates, however, that if a registration default (as defined) occurs, additional interest at an annual rate of .25% will accrue for the first 90 days and at an annual rate of .5% thereafter until the registration default is cured. We computed the present value of the maximum potential payment under this provision for the life of the notes. Using the approximate risk free interest rate (4% and 5% were used to provide a sensitivity analysis), we computed the present value of a maximum possible payment to be made under this provision to be between $3.1 million and $3.4 million. This represents a maximum additional return to the holders of between 6.2% and 6.8%, which is not considered to be onerous (i.e., the present value of the additional interest does not appear to represent an unreasonable estimate of the difference in fair value between registered and unregistered shares). Additionally, this provision does not result in a net-cash settlement, as described in paragraph 25 of EITF 00-19. Therefore, this liquidated damages provision does not appear to affect equity classification.

26	An instrument cannot require cash payments to the counterparty if the shares initially delivered upon settlement of the conversion are subsequently sold and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). Top-off or make-whole provisions that are net share settled and are also subject to the share cap would not preclude equity classification.	No such provisions noted.

27-28	An instrument may require net cash settlement in specific circumstances in which the holders of the shares underlying the contract also would receive cash.	No such provisions noted.

29-31	An instrument must not contain provisions that indicate that the holder of the conversion feature has rights that rank higher than those of a shareholder of the stock underlying the contract. To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy.	The conversion feature does not have rights that rank higher than those of the stock underlying the contract.

32	An instrument must not require the company to post collateral at any point or for any reason as this is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.	No collateral requirement is included in the convertible notes agreement. Therefore, this condition is considered satisfied.

Because the option is indexed to our own stock and a separate instrument with the same terms would be classified in stockholders’ equity in our consolidated balance sheet, the option is not considered to be a derivative instrument under paragraph 11(a) and should not be separated from the host contract. Therefore, the conversion feature of this convertible note is not bifurcated from the notes.

Revised Disclosure Proposed:

Debt

As of December 31, 2005, we have approximately $54,170,000 of debt outstanding.

Convertible Notes

On January 25, 2005, we issued $50,000,000 of convertible senior notes in a private placement. Proceeds from the sale of the notes were approximately $48,000,000 net of issuance costs. Issuance costs are being amortized using the effective interest method over seven years, the expected life of the notes based on the earliest date on which the holders can require redemption. The notes, which mature in 2025, bear interest semi-annually on February 1 and August 1 each year, at a rate of 5.25% per annum (an effective rate of 5.94%) and are convertible into common stock at any time at an initial conversion price of approximately $10.76 per share.

Subject to the terms of the indenture, this conversion rate may be adjusted for:

• dividends or distributions payable in shares of our common stock to all holders of our common stock or,

• subdivisions, combinations, or certain reclassifications of our common stock, by multiplying the conversion rate in effect before such event by the number of shares a person holding a single common share would own after such event.

The conversion rate may also be adjusted for:

• distributions to all or substantially all holders of our common stock of certain rights or warrants (other than, as described below, certain rights distributed pursuant to a stockholder rights plan) entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share, or having a conversion price per share, that is less than the “current market price” (as defined in the indenture) per share of our common stock on the record date for the distribution, by multiplying the conversion rate in effect before such event by a fraction whose numerator is the sum of the number of common shares outstanding before the event and the number of shares underlying the rights or warrants and whose denominator is the sum of the number of common shares outstanding before the event and the number of shares of common stock that could be purchased at market price with the aggregate dollar amount of the underlying shares at the below-market price (however, we will not adjust the conversion rate pursuant to this provision for distributions of certain rights or warrants, if we make certain arrangements for holders of notes to receive those rights and warrants upon conversion of the notes);

• dividends or other distributions to all or substantially all holders of our common stock of shares of our capital stock (other than our common stock), evidences of indebtedness, or other assets (other than dividends or distributions covered by the bullet points below) or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered above or, as described below, certain rights or warrants distributed pursuant to a stockholder rights plan) to purchase or subscribe for our securities, by multiplying the conversion rate in effect before such event by a fraction whose numerator is the “current market price” of the stock and whose denominator is that price less the fair market value of the dividended or distributed instrument attributable to one share of common stock as determined in good faith by the board of directors (if the denominator is less than or equal to zero, then provision will be made for noteholders to receive upon conversion an amount of such instrument as they would have received had they converted all of their securities on the record date);

• cash dividends or other cash distributions by us to all or substantially all holders of our common stock, other than distributions described in the immediately following bullet point, by multiplying the conversion rate in effect immediately before the close of business on the record date for the cash distribution by a fraction whose numerator is the “current market price” per share of our common stock on the record date and whose denominator is that “current market price” less the per share amount of the distribution. However, we will not adjust the conversion rate pursuant to this provision to the extent that the adjustment would reduce the conversion price below $0.01; and

• distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the “current market price” per share of our common stock on the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer, by multiplying the conversion rate then in effect by a fraction whose numerator is equal to the sum of the aggregate amount of cash distributed and the aggregate fair market value as determined by the board of the directors of the other consideration distributed and the product of the “current market price” per share of common stock and the number of shares of common stock outstanding at the last time at which tenders or exchanges could have been made, less the shares validly tendered or exchanged, and whose denominator is the product of the number of shares of common stock outstanding and the “current market price” of the stock.

If we issue rights, options, or warrants that are only exercisable upon the occurrence of certain triggering events, then:

• we will not adjust the conversion rate pursuant to the bullet points above until the earliest of these triggering events occurs; and

• we will readjust the conversion rate to the extent any of these rights, options, or warrants are not exercised before they expire.

The indenture does not require us to adjust the conversion rate for any of the transactions described in the bullet points above if we make provision for holders of notes to participate in the transaction without conversion on a basis and with notice that our board of directors determines in good faith to be fair and appropriate, as provided in the indenture. The indenture also does not require us to make any adjustments to the conversion rate for any dividends or distributions solely on our preferred stock.

We will not adjust the conversion rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment.

To the extent permitted by law and the continued listing requirements of The NASDAQ Global Market, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period permitted by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. In addition, we may also increase the conversion rate as we determine to be advisable in order to avoid or diminish any income taxes to holders of our common stock resulting from certain distributions.

On conversion, the holders of notes will receive, in addition to shares of our common stock and any cash for fractional shares, the rights under any future stockholder rights plan (i.e., a poison pill) we may establish, whether or not the rights are separated from our common stock prior to conversion. A distribution of rights pursuant to such a stockholder rights plan will not trigger a conversion rate adjustment so long as we have made proper provision to provide that holders will receive such rights upon conversion in accordance with the terms of the indenture.

Notes surrendered for conversion in connection with certain fundamental changes, as defined, that occur before February 1, 2012 may in certain circumstances be entitled to an increase in the conversion rate per $1,000 principal amount of notes.

A “fundamental change” generally will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”

A “change in control” generally will be deemed to occur at such time as:

• any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, the “Exchange Act”), other than us, any of our subsidiaries, or any of our employee benefit plans, is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

• there occurs a sale, transfer, lease, conveyance, or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting, or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act;

• we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, unless either:

(i) the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such consolidation or merger, “beneficially own,” directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to the transaction; or

(ii) both of the following conditions are satisfied:

• at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock and any associated rights traded on a U.S. national securities exchange or quoted on The NASDAQ Global Market (or which will be so traded or quoted when issued or exchanged in connection with such consolidation or merger); and

• as a result of such consolidation or merger, the notes become convertible solely into such common stock, associated rights and cash for fractional shares;

• the following persons cease for any reason to constitute a majority of our board of directors:

(i) individuals who on the first issue date of the notes constituted our board of directors; and

(ii) any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office either who were directors on such first issue date of the notes or whose election or nomination for election was previously so approved; or

• we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.

A “termination of trading” is deemed to occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

If:

• a “fundamental change,” as described under the first, second, or third bullet point of the description of “change in control” occurs before February 1, 2012; and

• at least 10% of the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the fundamental change consists of any combination of cash or securities (or other property) that are not traded on a U.S. national securities exchange or quoted on The NASDAQ Global Market (and are not scheduled to be so traded or quoted immediately after the fundamental change), then we will increase the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the 15th business day before the date we originally announce as the anticipated effective date of the fundamental change until, and including, the 15th business day after the actual effective date of the fundamental change.

We refer to such a fundamental change as a “make-whole fundamental change.” However, if the make-whole fundamental change is a “public acquirer fundamental change,” as described below, then, in lieu of increasing the conversion rate as described above, we may elect to change the conversion right in the manner described below.

If a holder surrenders a note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated, the holder will not be entitled to any increased conversion rate in connection with the conversion.

In connection with a make-whole fundamental change, we will increase the conversion rate, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in the make-whole fundamental change. Otherwise, the “applicable price” will be the average of the “closing sale prices” (as defined in the indenture) per share of our common stock for the five consecutive trading days immediately preceding the effective date. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex date of the event occurs, at any time during those five consecutive trading days.

If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust each applicable price by multiplying the applicable price in effect immediately before the adjustment by a fraction:

• whose numerator is the conversion rate in effect immediately before the adjustment; and

• whose denominator is the adjusted conversion rate.

In addition, we will adjust the number of additional shares in accordance with a table in the indenture, based on the price per share of our common stock, and the timing of a fundamental change. As of December 31, 2005, the company could issue between 0 and 39.53 additional shares per $1,000 principal amount of notes (representing up to 1.98 million additional shares) in the event of a fundamental change. The number of additional shares is based on a closing sale price of $8.97 per share of our common stock on January 19, 2005 and certain pricing assumptions. If the actual applicable price is greater than $52.50 per share (subject to adjustment) or less than $8.97 per share (subject to adjustment), we will not increase the conversion rate.

However, certain continued listing standards of The NASDAQ Global Market potentially limit the amount by which we may increase the conversion rate. These standards generally require us to obtain the approval of our stockholders before entering into certain transactions that potentially result in the issuance of 20% or more of our outstanding common stock. Accordingly, we will not increase the conversion rate as described above beyond the maximum level permitted by these continued listing standards. We will make any such reduction in the increase to the conversion rate in good faith and, to the extent practical, pro rata in accordance with the principal amount of the notes surrendered for conversion in connection with the make-whole fundamental change. In accordance with these listing standards, these restrictions will apply at any time when the notes are outstanding, regardless of whether we then have a class of securities quoted on The NASDAQ Global Market.

If the make-whole fundamental change is a “public acquirer fundamental change,” as described below, then we may elect to change the conversion right in lieu of increasing the conversion rate applicable to notes that are converted in connection with that public acquirer fundamental change. If we make this election, then we will adjust the conversion rate and our related conversion obligation such that, from and after the effective time of the public acquirer fundamental change, the right to convert a note into shares of our common stock will be changed into a right to convert it into shares of “public acquirer common stock,” as described below, at a conversion rate equal to the conversion rate in effect immediately before the effective time multiplied by a fraction:

• whose numerator is:

(i) if the public acquirer fundamental change is a share exchange, consolidation, merger, or binding share exchange pursuant to which our common stock is converted into cash, securities, or other property, the fair market value (as determined in good faith by our board of directors), as of the effective time of the public acquirer fundamental change, of the cash, securities, and other property paid or payable per share of our common stock; or

(ii) in the case of any other public acquirer fundamental change, the average of the “closing sale prices” (as defined in the indenture) per share of our common stock for the five consecutive trading days before, and excluding, the effective date of the public acquirer fundamental change (subject to certain adjustments to be made in good faith by our board of directors); and

• whose denominator is the average of the last reported sale prices per share of the public acquirer common stock for the five consecutive trading days commencing on, and including, the trading day immediately after the effective date of the public acquirer fundamental change (subject to certain adjustments to be made in good faith by our board of directors).

If we elect to change the conversion right as described above, the change in the conversion right will apply to all holders from and after the effective time of the public acquirer fundamental change, and not just those holders, if any, that convert their notes in connection with the public acquirer fundamental change.

A “public acquirer fundamental change” generally means an acquisition of us pursuant to a change of control described in the first, second, or third bullet point under the description of “change in control” where the acquirer (or any entity that is a direct or indirect wholly-owned subsidiary of the acquirer) has a class of common stock that is traded on a national securities exchange or quoted on The NASDAQ Global Market or that will be so traded or quoted when issued or exchanged in connection with the change in control. We refer to such common stock as the “public acquirer common stock.”

Under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the conversion feature of this note is essentially a call option on our stock. Because the option is indexed to our own stock and a separate instrument with the same terms would be classified in stockholders’ equity in our consolidated balance sheet, the option is not considered to be a derivative instrument and should not be separated from the host contract. Accordingly, the conversion feature of this convertible note is not bifurcated from the notes.

On or after February 1, 2012, we may redeem the notes for cash, at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest. On each of February 1, 2012, February 1, 2015 and February 1, 2020, holders may require us to purchase their notes for cash equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest. Holders may also require us to repurchase their notes upon a “fundamental change”, as defined above, at a repurchase price, in cash, equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest. The notes are senior unsecured obligations of Antigenics and rank equally with all of our existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries. The notes do not contain any financial covenants and do not limit our ability to incur additional indebtedness, including senior or secured indebtedness, issue securities, pay dividends or repurchase our securities. We are obligated until January 25, 2007 to keep effective a shelf registration statement with the SEC for resale of the notes and the shares of common stock issuable upon conversion of the notes by the holders thereof. Failure to do so may result in an obligation to pay additional interest to each holder of registrable securities who is affected. The fair value of these notes is estimated to be approximately $28,750,000 at December 31, 2005 based on trader quotes.

Debt Facility

On July 17, 2003, we entered into a $17,100,000 debt facility with GE Capital pursuant to which we borrowed $17,042,000 to finance the build-out of our Lexington, Massachusetts facility. As we utilized the debt facility, separate promissory notes were executed. Each note has a term of thirty-six months with the interest rate based on the Federal Reserve’s three year Treasury Constant Maturities Rate plus 1.875% fixed at the closing of each note, ranging from 3.92% to 4.42%. Each note is collateralized by a 50% cash security deposit (classified as restricted cash in the accompanying consolidated balance sheets) as well as our plant and equipment, accounts receivable, inventory, and intangible assets excluding our intellectual property. As of December 31, 2005, we had approximately $4,024,000 outstanding. The aggregate maturities of our outstanding debt for each of the years subsequent to December 31, 2005 are as follows: 2006 - $3,980,000 and 2007 - $44,000.

Other

At December 31, 2005, approximately $146,000 of debentures we assumed in our merger with Aquila Biopharmaceuticals are outstanding. These debentures carry interest at 7% and are callable. Accordingly they are classified as part of the current portion of long-term debt.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter fully responds to your concerns.

Please call the undersigned at (212) 994-8200 with any questions regarding this letter.

Sincerely,

/s/ Shalini Sharp Shalini Sharp
Chief Financial Officer

Cc:	Garo Armen, Chairman and CEO

Tom Dechaene, Chairman, Audit and Finance Committee

John Murphy, KPMG LLP